UNAUDITED	Three Months Ended March 31
US $ MILLIONS , EXCEPT PER SHARE AMOUNTS	2005	2004
Cash flow from operations	$173	$136
– per share	$0.62	$0.49
Net income	$165	$145
– per share	$0.59	$0.53

Fellow Shareholders:

During the first quarter, we made solid progress in executing our strategic plan. We expanded our asset management operations with substantial additions to our property, power and infrastructure operations. Our financial performance for the first three months of 2005 exceeded plan. We achieved cash flow from operations of $173 million or $0.62 per share, a 27% increase over the $0.49 recorded in the first quarter last year; and net income increased to $165 million compared with $145 million in 2004.

BUSINESS HIGHLIGHTS

We acquired Hyperion Capital, a New York based asset management company specializing in real estate related securities. With approximately $13 billion of assets under management, including $6 billion of asset-backed securities, this acquisition will facilitate our syndication of property, power and infrastructure assets to our institutional clients.

Over the last two years, we have been working to identify a high quality, North American timberland acquisition to form the core of a Timberlands Fund owned by Brascan and a number of institutional partners. During the quarter, we entered into a $975 million definitive agreement with Weyerhaeuser to acquire their coastal British Columbia timber operations, which include 635,000 acres of the highest quality timberlands in North America. These timberlands have an asset profile similar to our property and power assets, generating low volatility, long term, growing cash flows.

We increased our presence in the U.K. property market with the acquisition of an 80% interest in 20 Canada Square, a 12 storey, 550,000 square foot office property at the Canary Wharf Estate, acquired in partnership with Barclays Capital. This acquisition complements our 17% ownership interest in the overall Canary Wharf Estate. We will continue to pursue other acquisition opportunities in London as well as in our core North American office markets.

We entered into an agreement to acquire two hydroelectric facilities with 48 megawatts of installed capacity, one in Pennsylvania and one in Maryland. These facilities expand our market penetration in the northeast and increase our operational flexibility. We also added six hydroelectric power facilities in Brazil, totaling 76 megawatts of capacity. This brings our Brazilian portfolio of hydroelectric facilities to 11, with 178 megawatts of installed capacity.

On closing of the Noranda issuer bid, we received proceeds of $950 million in the form of Noranda preferred shares. Once the merger with Falconbridge is completed, our interest in the combined company will be approximately 74 million common shares or 20% of the company with a market value of approximately $1.4 billion. This crystallizes the value of approximately 40% of our investment, provides an attractive yield until we find alternative investments to deploy this capital, and assisted Noranda to complete the merger with Falconbridge on a non-dilutive basis. Upon completion of the merger, NorandaFalconbridge will be the largest base metals company in North America, well positioned to benefit from the positive industry fundamentals, operational enhancements under way, and the quality expansion opportunities it has in place.

OPERATING HIGHLIGHTS

During the first quarter, we continued to focus on strengthening our cash flow from operations and increasing our return on capital.

Real Estate

We continued to benefit from the solid performance of our core office property portfolio. The impact of the economic recovery and job growth in the financial, energy and government sectors is starting to be reflected in reduced vacancies across office markets. Our property operations met their financial objectives and we made progress on a number of operational fronts.

We leased 1.1 million square feet of space, three times our contractual expiries, including 225,000 square feet to the U.S. Securities Exchange Commission at the World Financial Center in New York. We also leased approximately 260,000 square feet to Talisman and Encana at Bankers Hall in Calgary, and to National Bank at Exchange Tower in Toronto. Our properties are currently 95% leased in our core markets of New York, Boston, Washington, D.C., Toronto and Calgary, and our average lease term continues to exceed 10 years, positioning us with one of the strongest office leasing profiles in North America.

Demand for luxury and move-up housing remained strong in our key residential markets, driven by immigration and healthy industry fundamentals. Strong market dynamics resulted in higher margins for homes in our California, Washington and Alberta operations. Our backlog is currently 75% of our planned 2005 home closings and we are on-track to reach over 90% of 2005 planned home closings by the end of the second quarter, both unprecedented levels of pre-sales.

Power Generation

Cash flow from our hydroelectric power operations exceeded plan, largely due to higher prices achieved for our power and ancillary services, and the contribution from facilities purchased in the latter half of 2004. Hydrology was average during the first quarter resulting in total generation of 2,989 gigawatt hours across our portfolio of 122 power generating facilities. This compares to 2,311 gigawatt hours in the same period last year as a result of productivity improvements and the higher asset base.

The average life of our long-term contracts exceeds 13 years. As opportunities arise, we continue to lock-in long-term contracts on recently acquired facilities. In this regard, two 20-year contracts were signed with the Ontario Government on wind facilities, which we are currently developing. We also locked-in the first two years of revenues on plants recently purchased in New York State.

The priority for the management team of our power operations is to integrate our recently purchased facilities into our operating platform and to acquire additional power facilities which meet our return thresholds. In the past 12 months, we have increased our power generation capacity by approximately 50%.

Funds Management

We expanded our funds management operations by investing capital in our existing funds and by launching new funds.

Our Real Estate Opportunity Fund acquired a 900,000 square foot office portfolio in Washington D.C., which includes three downtown office properties and three suburban office properties. This acquisition brings the Fund’s investments since inception last year to $300 million.

Our Real Estate Finance Fund committed $265 million of new capital in the first quarter. This brings our total commitments to nearly $1 billion over the past two years.

Our Restructuring Fund continued to pursue new investment opportunities, while assisting management improve the operations of the companies in which investments have been made, such as Western Forest Products, Vicwest and Concert Industries. Subsequent to quarter end, the Fund also entered into a Letter of Intent with the Steelworkers Union of America on a restructuring plan for Stelco, a major integrated steel producer.

In early April, our Bridge Lending Fund, provided C$240 million of committed funding to facilitate the acquisition and restructuring of an oil and gas company with operations in Alberta.

2	Brascan Corporation

We also expanded our retail Fund offerings, with the closure of the Brascan SoundVest Rising Distribution Split Trust, an income trust fund of funds, and we also launched a $435 million U.S. mortgage REIT.

Investments

Noranda delivered another quarter of record financial performance, as a result of strong base metal markets and increased production. Net income for the first quarter increased to $176 million, compared with $152 million in the same period last year. The fundamentals for the markets in which Noranda participates continue to look positive for the balance of the year.

Norbord also achieved excellent results in the first quarter, buoyed by continuing strength in North American housing. Net income, which increased to $84 million, supported the declaration of a C$1.00 special dividend, similar to the special dividend paid last year, and the expansion of its OSB production capacity.

OUTLOOK

We remain focussed on enhancing our cash flow from our operations, and the return we earn on our capital. Significant liquidity, a strong operational platform and positive relationships with our leading institutional partners position us to expand our operations while continuing to achieve our financial targets.

Thank you for your continued support.

J. Bruce Flatt
President and Chief Executive Officer
April 29, 2005

Q1/2005 INTERIM REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

This section of our interim report includes management’s discussion and analysis of our financial results (“MD&A”) and our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance over the first three months of 2005 and the comparable period in the prior year, as well as our financial position, performance objectives and future prospects. The basis of presentation in the MD&A is the same as that used for our consolidated financial statements with two principal exceptions: much of the discussion of performance is based primarily on operating cash flow, which is how we benchmark performance and assess value; and our operations are grouped according to how we manage the business, which differs in certain ways from the presentation prescribed by generally accepted accounting principles. We also provide a full reconciliation to our consolidated financial statements, including net income, and an assessment of our performance on that basis as well. Further discussion of our focus on operating cash flows and the difference between this measure and net income is contained in the MD&A in our most recent annual report.

The information in this section should be read in conjunction with our unaudited consolidated financial statements, which are included on pages 21 through 26 of this report and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the company’s web site at www.brascancorp.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the annual report to the “Corporation” refer to Brascan Corporation, and references to “Brascan” or “the company” refer to the Corporation and its direct and indirect subsidiaries.

Summary of Operating Results

The following is a summarized statement of our financial position and operating cash flows:

	Book Value		Operating Cash Flow
	March 31	December 31	Three months ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2005		2004

Operating Assets / Net Operating Income
Core operations
Property	$10,040	$9,289	$228		$214
Power generation	3,370	3,048	141		74
Funds management	3,475	3,375	86		59

	16,885	15,712	455		347
Investment in Noranda	1,403	1,344	12		11
Cash and financial assets	1,405	1,400	31		25
Receivables and other assets	2,918	1,551	—		—

	22,611	20,007	498		383

Less: Financial Obligations/ Expenses
Property specific mortgages	7,269	6,045	114		76
Other debt of subsidiaries	2,478	2,373	34		31
Corporate borrowings	1,644	1,675	29		22
Accounts payable and other liabilities	3,838	2,719	43	[1]	26	[1]
Capital securities	1,536	1,548	22		18
Minority interests of others in assets	1,845	1,780	83		74

Operating cash flow	4,001	3,867	173		136
Corporate preferred shares	590	590	8		6

Common equity / Operating cash flow for common shares	$3,411	$3,277	$165		$130

Per common share	$13.37	$12.76	$0.62		$0.49

1	Represents operating costs and cash income taxes

Cash flow from operations attributable to common shares for the quarter ended March 31, 2005, totalled $165 million ($0.62 per share) after deducting financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed as dividends. This represents a 27% increase from the $0.49 per share generated during the same quarter in 2004. The principal contributors to this increase were our power generation and funds management businesses.

4	Brascan Corporation

We operate our businesses with the objective of generating sustainable and increasing cash flow streams, which should result in the value of these operations appreciating over time. It is worth noting that the cash flow from operations shown above includes virtually no return on approximately $700 million of real estate and power generation development properties, a low return from undeployed cash and financial assets, and includes only the dividends received from our investment in Noranda, which has a current market value of more than $2 billion.

The contribution from operating cash flow to property operations increased to $228 million from $214 million in the first quarter 2004. The 2005 results reflect continued growth in our residential property operations. Net operating income from currently owned commercial properties increased during 2005 due to the addition of new properties, although total results from this business were higher in 2004 due to the inclusion of a $16 million leasing fee in that period.

Power generating operations contribution increased by 66% on a comparable basis over 2004 due principally to the acquisition of the New York operations in the fourth quarter of 2004, as well as from improved pricing. The 2005 results also reflect our Louisiana HydroElectric operations on a fully consolidated basis, whereas we reflected these operations on a net investment basis in 2004.

The contribution from funds management increased by 46% from 2004. We continue to expand our fund offerings and assets under management and the level of capital deployed in this sector increased significantly in the last half of 2004, which, together with strong results in our capital markets operations contributed to the improved results.

Interest expense increased during 2005 due to additional non-recourse property specific mortgages arranged to finance our commercial property and hydroelectric generating assets. Interest incurred on corporate and non-recourse debt of subsidiaries also increased due to long-term debt issued to capitalize on low interest rates and the market demand for longer maturities. We also decided to shift our interest rate profile to predominantly fixed rate payments, which results in higher interest payments but a reduced exposure to rising rates.

Minority interest share of cash flow increased, reflecting the interest of those shareholders in the improved performance of the operations in which they participate. The majority of these interests are in our property operations. The increase in cash taxes and other operating costs reflects increased income taxes payable by our U.S. home building operations, consistent with the growth in their profitability.

Net Income

Net income per share increased by 11% in the first quarter of 2005. This was due to the increase in cash flow from operations previously discussed, as well as a continued increase in the earnings of Noranda.

Net income is reconciled to operating cash flow as set forth below:

QUARTER ENDED MARCH 31 (US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2005	2004

Operating cash flow and gains	$173	$136
Less: dividends from Noranda and Norbord	(16)	(16)

	157	120

Non-cash items
Depreciation and amortization	(77)	(56)
Future income taxes and other provisions	(46)	(43)
Minority share of non-cash items	28	28
Equity accounted income from Noranda, Norbord and Fraser Papers	103	96

Net income	$165	$145

Net income per share	$0.59	$0.53

Depreciation and amortization increased in 2005 as a result of the recent acquisition and development of additional commercial properties and power generating facilities. We are required to record depreciation expense in a manner prescribed by GAAP, however we caution that this implies that these assets decline in value on a pre-determined basis over time, whereas we believe that the value of these assets will typically increase over time, and will vary based on a number of market and other conditions that cannot be determined in advance.

Future income taxes and other provisions were largely unchanged compared to 2004. Brascan has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future other than in our home building operations. Nonetheless, we record non-cash tax provisions as required under GAAP, which includes expensing

Q1/2005 INTERIM REPORT	5

the carrying value of tax shield utilized during the period, and tax provisions in respect of the non-cash equity earnings recorded on our investments in Noranda and Norbord.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the minority shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

Equity accounted income from Noranda, Norbord and Fraser Papers contributed $103 million during the first quarter in 2005 compared to $96 million for the same period in 2004. The contribution is summarized as follows:

	Three months ended
	March 31
US$ MILLIONS	2005	2004

Noranda	$71	$61
Norbord[1]	30	35
Fraser Papers[1]	2	—

	$103	$96

1	In 2004, Nexfor Inc. distributed its paper operations to its shareholders as Fraser Papers Inc. and changed its name to Norbord Inc.

Noranda benefitted from continued increases in metal prices and production volumes. Norbord also reported increased earnings, however our share of these earnings declined from the prior quarter due to the partial sale of our interests during the second half of 2004.

FINANCIAL PROFILE

Total assets at book value increased to $22.6 billion as at March 31, 2005 from $20.0 billion at the end of the preceding year. The increase was mainly due to the acquisition of additional real estate and power generating assets and the consolidation of our Louisiana power operations.

The following is a summarized statement of our financial position and employment of capital as at March 31, 2005 and December 31, 2004:

	Book Value
	March 31	December 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004[1]
Assets
Property [2]	$10,040	$9,289
Power generation	3,370	3,048
Funds management	3,475	3,375

	16,885	15,712
Investment	1,403	1,344
Cash and financial assets	1,405	1,400
Accounts receivable and other	2,918	1,551

	$22,611	$20,007

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,269	$6,045
Other debt of subsidiaries	2,478	2,373
Corporate borrowings	1,644	1,675
Accounts payable and other liabilities	3,838	2,719
Capital securities	1,536	1,548
Shareholders’ interests
Minority interests of others in assets	1,845	1,780
Preferred equity	590	590
Common equity	3,411	3,277

	5,846	5,647

	$22,611	$20,007

Per common share	$13.37	$12.76

1	Restated to present certain preferred shares and preferred securities as capital securities

2	The company’s interest in Canary Wharf Group, plc is included in “Property”, whereas it is included in “Funds Management” in the consolidated financial statements

6	Brascan Corporation

OPERATIONS REVIEW

Property

Our property operations consist of commercial office properties, residential properties, development properties and property services activities. In total, we manage approximately 170 million square feet of real estate properties. This includes our own commercial properties, properties managed for institutional investors and third party managed properties. These operations are located predominantly in North America, but also include operations in the United Kingdom and Brazil.

The composition of the company’s property assets and the associated operating cash flows are as follows:

	Book Value		Operating Cash Flow
	March 31	December 31	Three Months Ended March 31
US$ MILLIONS	2005	2004	2005	2004

Commercial properties	$8,306	$7,470	$172	$182
Residential properties	999	818	49	29
Development properties	684	950	—	—
Property services	51	51	7	3

	$10,040	$9,289	$228	$214

The acquisition of 20 Canada Square in London, U.K. from Canary Wharf Group, plc accounts for most of the increase in book value since December 31, 2004. Cash flow from property operations increased 7% to $228 million. Our commercial property operations showed continued growth in operating income on a same property basis and benefitted from the addition of our Washington, D.C. properties during 2004. Our residential operations continued to benefit from a strong market, which combined with a higher number of active selling communities contributed higher cash flows in the quarter.

Commercial Properties

Commercial properties generated $172 million of operating cash flows, an increase of 4% on a comparable basis over 2004, which included $16 million of fees related to the sublease of 300 Madison Avenue in New York. The composition of the commercial property portfolio owned by the company at the end of the first quarter of 2005 was as follows:

	Leasable Area [1]		Book Value		Operating Cash Flow
	March 31	December 31	March 31	December 31	Three months ended March 31
	2005	2004	2005	2004	2005	2004
	(000 SQ.FT.)		(MILLIONS)		(MILLIONS)
New York, New York	10,738	9,506	$3,862	$3,576	$93	$111
Boston, Massachusetts	1,103	1,103	328	328	8	9
Toronto, Ontario	5,050	4,777	1,083	1,068	22	21
Calgary, Alberta	3,166	3,166	441	448	14	14
Washington, D.C.	1,557	1,557	438	439	9	2
Denver, Colorado	2,811	2,811	369	370	10	7
Minneapolis, Minnesota	3,008	3,008	418	414	5	5
Other North America	926	926	84	84	4	7
Rio de Janeiro, São Paulo, Brazil	2,420	2,292	290	293	7	6
London, United Kingdom	2,173	1,617	993	450	—	—

Total[2]	32,952	30,763	$8,306	$7,470	$172	$182

1	Effective interest

2	Excludes development sites

Approximately 85% of commercial property net income is generated from our five core North American markets: New York, Boston, Toronto, Calgary and Washington. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets. Three World Financial Center in New York and Hudson’s Bay Centre in Toronto both reached the operational stage during the quarter and, accordingly, were transferred from development properties. In addition, we acquired 20 Canada Square, a 550,000 square foot building located in the Canary Wharf Estate, London, U.K., for £337.5 million.

Q1/2005 INTERIM REPORT	7

During the quarter we leased approximately 1.1 million square feet of space, increasing our occupancy rate to 94% across the portfolio, and 95% within our core markets. The consolidated carrying value of our North American properties is approximately $245 per square foot, significantly less than the estimated replacement cost of these assets. Our core properties are on average 1.4 million square feet in size.

The components of the change in commercial property operating cash flow from period to period are contractual increases in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

	Operating Cash Flow
	Three months ended March 31
US$ MILLIONS	2005	2004

Previous period’s net operating income before lease termination income and property gains	$182	$155
Changes due to:
Contractual increases on in-place leases	—	2
– Straight-line rental income	—	5
Rental increases achieved on in-place rents when re-leased	—	1
Lease-up of vacancies	1	—
Variance in leasing fees	(16)	—
Acquisitions and dispositions, net	5	19

Current period’s net operating income	$172	$182

The variance in operating cash flow between 2005 and 2004 is due principally to a $16 million fee earned on the sublease of 300 Madison Avenue during 2004, offset in part by additional net operating income from newly acquired properties located in Washington D.C.

Residential Properties

Our residential property business consists primarily of single family home building across North America with our established niche being in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations in California and Washington. We also build residential condominiums in Brazil and build homes and develop lots in Toronto and Calgary, and have done so successfully for over 20 years. The capital deployed and the cash flows generated by these operations over the past two years are as follows:

	Book Value		Operating Cash Flow [1]
	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2004	2005	2004

United States	$814	$636	$33	$16
Canada	109	106	10	7
Brazil	76	76	6	6

	$999	$818	$49	$29

1	Revenue less cost of sales

The increase in book value is due to the normal seasonal build-out of inventory during the first part of the year. The typical pattern is that most of the deliveries and the recording of the associated sales take place in the second half of the year, particularly the fourth quarter.

Operating cash flow from our residential operations increased to $49 million in the first quarter of 2005, up from $29 million in 2004. This substantial increase reflected higher selling prices and improved margins, as well as an increase in the number of lot sales closed during the period, particularly in our California operations. Our major markets continued to experience strong demand due to favourable economic fundamentals and demographic trends and we currently have orders representing 75% of our projected 2005 deliveries. We own approximately 50% of the equity capital in our U.S. and Canadian operations and, accordingly, a corresponding proportion of the improved returns accrued to other investors which is reflected as minority interests of others in assets.

8	Brascan Corporation

Development Properties

Development properties consist predominantly of commercial property development sites, density rights and related infrastructure, and land owned and under option, held pending future development into income producing assets or for sale to other users or our own home building operations. These assets are owned to add value through obtaining building entitlements or for conversion into cash flow generating real estate. Development properties also include rural development properties in Brazil.

The composition of our development properties at March 31, 2005 was as follows:

		Book Value		Operating Cash Flow
		March 31	December 31	Three months ended March 31
US$ MILLIONS	Potential Development	2005	2004	2005	2004

Commercial development properties	19.8 million sq. ft.	$332	$603	$—	$—
Residential lots – owned	40,402 lots	271	263	—	—
– optioned	17,030 lots	41	45	—	—
Rural development properties	135,000 acres	40	39	—	—

Total		$684	$950	$—	$—

Total book value of developed properties decreased $266 million during the quarter, primarily, as a result of the progression of both Three World Financial Center and Hudson’s Bay Centre into operating commercial properties during the quarter. We do not typically record ongoing operating cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is recorded, or until the property is transferred into operations.

Property Services

We operate a broad array of property services which leverage our industry presence. These services include commercial property brokerage and investment banking services, and residential and commercial property services. The composition of our property services operations at March 31, 2005 and December 31, 2004 was as follows:

	Book Value		Operating Cash Flow[1]
	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2004	2005	2004

Commercial Brokerage and Advisory Services	$9	$8	$4	$—
Brookfield LePage Facilities Management	9	10	1	1
Brookfield Residential Management Services	3	3	1	2
Centract Residential Property Services	30	30	1	—

Total	$51	$51	$7	$3

1	Revenue less operating cost

Although the aggregate operating cash flow from property services is relatively small in comparison to that generated by our other property operations, the return on capital employed is significant. In addition to benefitting our clients, these operations complement our other property operations and broaden our market knowledge.

Q1/2005 INTERIM REPORT	9

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows are as follows:

	Total Capacity (MW)		Book Value		Operating Cash Flow [1]
	March 31	December 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Ontario	957	957	$1,101	$1,122	$33	$36
Quebec	268	266	356	359	19	17
British Columbia	127	127	125	127	4	3
New England	216	199	284	262	12	10
New York	787	779	884	839	32	—
Louisiana	192	192	510	243	37	7
Brazil	102	102	66	60	4	1
Other	—	—	44	36	—	—

Total	2,649	2,622	$3,370	$3,048	$141	$74

1	Revenues net of direct operating expenses

The book value of our power generating assets increased from December 31, 2004 principally due to the acquisition of 25 megawatts of power generating operations in New York and New England for aggregate consideration of $33 million, and the consolidation of our 75% ownership interest in Louisiana HydroElectric which had been previously reflected as an equity accounted investment.

The following table illustrates the components of the change in operating cash flow from the company’s power generating business:

	Operating Cash Flow
	Three months ended March 31
US$ MILLIONS	2005	2004

Prior period’s net operating income	$74	$36
Hydrology variations within existing capacity	(12)	12
Variation in prices and operational improvements	16	3
Capacity additions	33	16

	111	67
Louisiana HydroElectric	30	7

Current period’s net operating income	$141	$74

Operating cash flow increased from $74 million to $141 million for the three months. The two major contributors to the increase in operating cash flows were capacity additions and the consolidation of our operations in Louisiana. The New York operations, acquired in the fourth quarter of 2004, contributed $32 million, which was higher than our initial projections due to better than expected pricing. We are actively working to lock in favourable pricing for an extended period of time, consistent with our strategy of securing the value of our assets with long-term revenue contracts.

In accordance with new accounting requirements, we commenced accounting for our Louisiana power operations on a consolidated basis, whereas we previously reflected our investment on an equity accounted basis because we did not have voting control. This has also resulted in an increase in property specific mortgages and associated interest expense, as well as depreciation expense.

Although hydrology conditions were slightly above long-term averages, this represented a decline from the excellent water conditions of the comparable quarter last year, which were significantly above long-term averages. This was partially offset by improved pricing and the contribution from ancillary revenues.

Contract Profile

We endeavour to maximize the stability and predictability of our power generating revenues through the use of contracts to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.

10	Brascan Corporation

Approximately 80% of our projected 2005 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. Furthermore, our low variable costs provide us with a high level of assurance that we will achieve nearly 90% of our projected revenues, based on long-term average hydrology, even in a low price environment. Our long-term sales contracts have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. We also use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation. All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on non-contracted power. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls and also provides the flexibility to enhance profitability through the production of power during peak price periods.

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. We focus on managing debt and equity investments in property, power generation and infrastructure operations. We also operate bridge lending, restructuring and capital markets funds that have a broader industry perspective.

The following table shows the composition of the book values and funds under management at March 31, 2005 and December 31, 2004, together with the associated operating cash flows:

	Assets Under
	Management [1]		Book Value		Operating Cash Flow [2]
	March 31	December 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Bridge Lending Fund	$1,115	$1,148	$551	$698	$12	$9
Real Estate Finance Fund	627	627	102	103	2	4
Restructuring Fund	363	366	85	95	1	4
Real Estate Opportunity Fund	210	210	119	80	2	—
Timber Management Fund	148	87	148	87	2	2
Private Equity Fund	764	750	764	750	4	10
Structured Products and Capital Markets	8,865	1,775	1,585	1,420	62	27
Traditional assets under management	7,250	3,208	3	2	—	—
Core properties	2,200	2,200	—	—	—	—
Other	118	140	118	140	1	3

Total	$21,660	$10,511	$3,475	$3,375	$86	$59

1	Capital committed by Brascan and its investment partners

2	Includes investment income and fees net of associated operating expenses

3	Management fees included in property income

The acquisition of Hyperion Asset Management for $50 million significantly increased the assets under management. Hyperion is focussed on managing traditional bond and structured real estate debt portfolios on behalf of a number of U.S. institutions. The book value of our funds management operations was relatively unchanged over the first quarter. All of our funds continue to experience strong deal flow and closed on a number of transactions during the quarter. Several bridge loans were repaid in the quarter, and we invested additional capital into our real estate opportunity fund and capital markets activities.

Cash flow from operations increased 46% to $86 million for the three months ended March 31, 2005. The contribution from our Real Estate Opportunity Fund, Structured Products and Capital Markets activities increased during the quarter. Structured Products benefitted from strong performance on existing assets and underwritings, while the contribution from capital markets increased from the 2004 results as a result of particularly strong results from our investment activities. Our share of the Real Estate Finance Fund’s cash flows declined following the subscription by institutional investors for two-thirds of the Fund during 2004. During the quarter we committed on behalf of ourselves and several co-investors to purchase approximately $975 million of high-quality private timberlands located on the west coast of Canada, which will begin to contribute to earnings toward the end of the second quarter of this year.

Q1/2005 INTERIM REPORT	11

We own a number of investments in our Private Equity Fund which will either be sold once value has been maximized or integrated into our core operations. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets. The following table sets out the investments in our proprietary private equity fund, together with associated cash flows and gains:

				Book Value		Operating Cash Flow
		# of	%	March 31	December 31	Three months ended March 31
US$ MILLIONS	Location	Shares	Interest	2005	2004	2005	2004

Forest products
Norbord Inc.	North America/UK	53.8	36%	$202	$177	$4	$5
Fraser Papers Inc.	North America	12.8	42%	206	204	—	—
Katahdin Paper
Company, LLC	Maine		100%	84	85	(4)	(1)
Business Services
Banco Brascan, S.A.	Rio de Janeiro		40%	60	59	2	1
Privately held	Various		[1]	65	81	5	1
Publicly listed	North America		[1]	76	86	(4)	3
Mining and metals
Coal lands	Alberta		100%	71	58	1	1

Total				$764	$750	$4	$10

1 Varying interests

There were no significant changes within the portfolio during the quarter. Norbord reported net income of $84 million during the quarter, compared with $81 million during the same period in 2004, due to continued strength in OSB prices. Our share of net income is included as equity accounted income in determining net income, whereas the table above reflects the cash dividends received during the quarter. Fraser Papers and Katahdin Papers continue to face a competitive pricing environment, however we are optimistic that the management teams are effectively repositioning the businesses to achieve improved results and enhance values.

Investment in Noranda

We own approximately 123 million shares, or 42% of Noranda Inc. Our investment had a book value of $1.4 billion and a stock market value of $2.5 billion at March 31, 2005.

		Book Value		Dividends Received
		March 31	December 31	Three months ended March 31
US$ MILLIONS	# of Shares	2005	2003	2005	2004

Noranda common shares	122.6	$1,403	$1,344	$12	$11

Noranda is a base metals company with over $9 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum, which experienced significant increases in demand and prices over the past year, and into 2005. As a result, Noranda continues to benefit from increased profit margins for most of its products and, accordingly, we expect the company to report strong operating earnings and cash flows during the balance of 2005.

Cash and Financial Assets

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay contractual revolving credit lines and invest in shorter term financial assets which generate higher returns while still providing a source of liquidity to fund investment initiatives.

Financial assets represent securities that are not actively deployed within our funds management operations, pending deployment into our core operations. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

12	Brascan Corporation

	Book Value		Operating Cash Flow
	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2004	2005	2004

Financial assets
Government bonds	$50	$42	$1	$1
Corporate bonds	386	463	6	5
Preferred shares	324	351	5	4
Common shares	101	140	2	1
Other	—	—	17	14

Total financial assets	861	996	31	25
Cash	544	404	—	—

Total	$1,405	$1,400	$31	$25

CAPITAL RESOURCES AND LIQUIDITY

Capitalization

Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2004. This reflects the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants, as well as the low cost of non-participating preferred equity issued over a number of years, principally in the form of perpetual preferred shares.

The following table details our consolidated liabilities and shareholders’ interests at March 31, 2005 and December 31, 2004 and the related cash costs for the three months ended March 31, 2005 and 2004:

	Cost of Capital 1	Book Value		Operating Cash FlOW 2
	March 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2005	2004	2005	2004
Liabilities
Non-recourse borrowings
Property specific mortgages	6%	$7,269	$6,045	$114	$76
Other debt of subsidiaries	5%	2,478	2,373	34	31
Corporate borrowings	7%	1,644	1,675	29	22
Accounts payable and other liabilities	5%	3,838	2,719	43	26
Capital securities	6%	1,536	1,548	22	18
Shareholders’ interests
Minority interests of others in operations	20%	1,845	1,780	83	74
Preferred equity	6%	590	590	8	6
Common equity	19%	3,411	3,277	165	130

	17%	5,846	5,647	256	210

	9.5%	$22,611	$20,007	$498	$383

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of shareholders’ interests, including cash distributions, and current taxes and operating expenses in the case of accounts payable and other liabilities

Liabilities

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities.

Q1/2005 INTERIM REPORT	13

The composition of Brascan’s borrowings which have recourse limited to specific assets is as follows:

		Cost of
		Capital [1]	Book Value		Operating Cash Flow [2]
	Average	March 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Commercial properties	12	6%	$5,046	$4,534	$68	$63
Power generation	10	6%	2,223	1,511	46	13

Total	11	6%	$7,269	$6,045	$114	$76

1	As a percentage of average book value of debt

2	Interest expense

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 11 years. Commercial property borrowings represent mortgage debt on properties and increased during the quarter due to the debt financing secured by 20 Canada Square. Power generating borrowings represent financings secured by our power generating facilities, and at March 31, 2005 include approximately $630 million of debt secured by our Louisiana facilities.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Commercial properties	$183	$388	$636	$277	$185	$3,377	$5,046
Power generation	90	525	24	22	105	1,457	2,223

Total	$273	$913	$660	$299	$290	$4,834	$7,269

Percentage of total	4%	12%	9%	4%	4%	67%	100%

Power generation debt includes a $500 million bridge loan maturing during 2006 secured by the New York assets acquired in late 2004 which we expect to refinance with long-term debt during the second half of 2005.

Other Debt of Subsidiaries

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries. The composition of these borrowings is as follows:

		Cost of
		Capital [1]	Book Value		Operating Cash Flow [2]
	Average	March 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Property	2	5%	$747	$660	$7	$6
Power generation	3	6%	455	617	6	7
Funds management	13	5%	691	530	11	9
International operations and other	7	6%	585	566	10	9

Total	7	5%	$2,478	$2,373	$34	$31

1	As a percentage of average book value of debt

2	Interest expense

Property debt consists largely of residential property debt, which consists primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of public term debt issued in late 2004 and early 2005. Funds management debt includes $270 million of retractable preferred shares. International operations and other debt includes $399 million of debt due in 2015 which is guaranteed by Brascan, although the value is supported by subsidiary assets.

14	Brascan Corporation

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Property	$460	$267	$14	$6	$—	$—	$747
Power generation	—	83	—	—	372	—	455
Funds management	321	—	113	54	6	197	691
International operations and other	116	66	1	—	—	402	585

Total	$897	$416	$128	$60	$378	$599	$2,478

Percentage of total	36%	17%	5%	3%	15%	24%	100%

Corporate Borrowings

Corporate borrowings represent long-term and short-term obligations of the company. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.

The following table summarizes Brascan’s corporate credit facilities:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	March 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2005	2004	2005	2004

Commercial paper and bank debt	3%	$222	$249	$1	$—
Term debt	7%	1,422	1,426	28	22

Total	7%	$1,644	$1,675	$29	$22

1	As a percentage of average book value of debt

2	Interest expense

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Commercial paper and bank debt	$222	$—	$—	$—	$—	$—	$222
Term debt	113	105	104	300	—	800	1,422

Total	$335	$105	$104	$300	$—	$800	$1,644

Percentage of total	21%	6%	6%	18%	—%	49%	100%

Capital Securities

Capital securities represent preferred shares and preferred securities that can be settled by a variable number of the company’s common shares upon their conversion and as such are required to be classified as liabilities as opposed to equity. The following table summarizes Brascan’s capital securities outstanding:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	March 31	March 31	December 31	Three months ended March 31
US$ MILLIONS	2005	2005	2004	2005	2004

Corporate preferred shares and preferred securities	6%	$641	$646	$10	$10
Subsidiary preferred shares	6%	895	902	12	8

	6%	$1,536	$1,548	$22	$18

1	As a percentage of average book value

2	Interest expense and dividends paid

Q1/2005 INTERIM REPORT	15

Principal repayments due on capital securities are as follows:

	2005	2010	2015
US$ MILLIONS	to 2009	to 2014	to 2019	2020 +	Total

Corporate preferred shares and preferred securities	$—	$290	$145	$206	$641
Subsidiary preferred shares	—	496	399	—	895

Total	$—	$786	$544	$206	$1,536

Percentage of total	—%	51%	36%	13%	100%

Distributions paid on these securities have been reclassified as interest expense, whereas they were previously recorded as distributions from retained earnings.

Shareholders’ Interests

Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets and subsidiary companies; non-participating preferred shares issued by the company and its subsidiaries; and common equity of the company.

Shareholders’ interests at March 31, 2005 and December 31, 2004 were as follows:

	Number of Shares		Book Value		Operating Cash Flow[1]
	March 31		March 31	December 31	Three months ended March 31
US$ MILLIONS	2005		2005	2004	2005	2004

Interests of others in assets
Property
Commercial	115.2		$1,014	$1,024	$50	$57
Residential	15.3		131	122	10	5
Power generation	24.1		225	194	10	7
Other			223	190	10	—
Subsidiary preferred shares			252	250	3	5

			1,845	1,780	83	74
Preferred shares			590	590	8	6
Common equity	273.2	[2]	3,411	3,277	165	130

			$5,846	$5,647	$256	$210

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Includes convertible debentures and options on an “as converted” basis

During the past two years we have taken a number of steps to reposition our capital structure in anticipation of a rising interest rate environment. This included issuing long-dated fixed rate debt and terminating financial contracts previously put in place to convert existing fixed rate debt to floating rate. At the time of this report, the average term of our consolidated debt is ten years.

These steps have increased our current cost of borrowing, however we believe they are prudent, will result in a lower cost of capital over time and provide an important economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. We have also entered into financial contracts which represent $1 billion notional value of fixed rate liabilities to further hedge the value of our assets against increases in interest rates. Notwithstanding that these contracts represent economic hedges, accounting rules require that approximately $2 billion of our financial contracts and debt positions be revalued at the end of each reporting period based on changes in interest rates, and any changes in value be recorded in our operating results during the period. As a result, an increase in long term interest rates of 10 basis points will result in a revaluation gain of $14 million, and vice versa, even though any corresponding change in the value of our assets will not be reflected in earnings. This may result in short term fluctuations in our quarterly operating results but, measured over the longer term, will provide more stable returns. However, in the event that we are wrong and interest rates remain at low or lower levels than today, we will have to absorb the cost of these positions in our operating results. Correspondingly, we will benefit from increased value of our assets, but that will not be realized in our operating results.

16	Brascan Corporation

SUPPLEMENTAL INFORMATION

Segmented Financial Information

The following is a summarized statement that shows the net investment in each of our operating businesses along with associated operating cash flows and the return on our net investment:

	Book Value		Operating Cash Flow
	March 31	December 31	Three months ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004[1]	2005	2004[1]

Assets
Property
Direct [2]	$1,071	$965	$12	$11
Brookfield Properties	1,085	1,076	51	56
Brookfield Homes	132	122	10	5

	2,288	2,163	73	72
Power generation	1,229	1,216	85	52
Funds management	2,324	2,301	67	57
Investment in Noranda	1,403	1,344	12	11
Cash and financial assets	195	229	7	5
Accounts receivable and other assets	169	136	—	—

	$7,608	$7,389	$244	$197

Liabilities
Other debt of subsidiaries	$406	$393	$13	$11
Corporate borrowings	1,644	1,675	29	28
Accounts and other payables	838	730	17	8
Capital securities	641	647	10	10

Shareholders’ interests
Preferred equity – corporate	598	598	8	8
Preferred equity – subsidiaries	70	69	2	2
Common equity	3,411	3,277	165	130

	4,079	3,944	175	140

	$7,608	$7,389	$244	$197

Per share	$13.37	$12.76	$0.62	$0.49

1	Restated to reflect the current year’s presentation, including the reclassification of capital securities

2	Includes $450 million of book value relating to our investment in Canary Wharf Group plc that does not generate any current investment income

The following sections contain additional information required by applicable continuous disclosure guidelines.

Contractual Obligations

The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
		Less than	1- 3	4 - 5	After 5
US$ MILLIONS	Total	One Year	Years	Years	Years

Long-term debt
Property specific mortgages	$7,269	$273	$1,573	$589	$4,834
Other debt of subsidiaries	2,478	897	544	438	599
Corporate borrowings	1,644	335	209	300	800
Capital securities	1,536	—	—	—	1,536
Commitments	495	483	12	—	—

Contractual obligations include $495 million of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $81 million is included in the consolidated balance sheet. Contractual obligations also include the $50 million purchase price for the acquisition of Hyperion Capital Management, which is expected to close in the second quarter of 2005. During the first quarter the company entered into a definitive agreement with Weyerhaeuser Company to acquire its

Q1/2005 INTERIM REPORT	17

British Columbia coastal business for approximately $975 million. The company is currently working with prospective institutional financing sources to complete the transaction, which is expected to close in the second quarter of 2005.

During March 31, 2005 and December 31, 2004 the number of issued and outstanding common shares changed as follows:

	March 31	December 31
MILLIONS	2005	2004

Outstanding at beginning of year	258.7	256.1
Issued (repurchased):
Dividend reinvestment plan	—	0.1
Management share option plan	1.0	0.4
Conversion of debentures and minority interests	0.1	2.9
Normal course issuer bid	(0.3)	(0.8)

Outstanding at end of period	259.5	258.7
Unexercised options	12.9	12.2
Reserved for conversion of subordinated notes	0.8	0.8

Total diluted common shares	273.2	271.7

The components of basic and diluted earnings per share are summarized in the following table:

	March 31	March 31
MILLIONS	2005	2004[1]

Net income	$165	$145
Preferred share dividends	(8)	(6)

Net income available for common shareholders	$157	$139

Weighted average outstanding common shares	259	256
Dilutive effect of the conversion of notes and options using treasury stock method	6	7

Common shares and common share equivalents	265	263

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

Distributions

Distributions paid by Brascan during the first quarter of 2005 and the same quarter in 2004 are as follows:

	Dividends per Share
YEARS ENDED DECEMBER 31	2005	2004

Class A Common Shares	$0.14	$0.13
Class A Preference Shares
Series 1 [1]	—	0.13
Series 2	0.15	0.15
Series 3	534.57	497.95
Series 4 + 7	0.15	0.15
Series 8	0.17	0.16
Series 9	0.29	0.27
Series 10	0.29	0.27
Series 11	0.28	0.26
Series 12	0.27	0.26
Series 13	0.15	—
Series 14	0.54	—
Series 15	0.15	—
Preferred Securities
Due 2050	0.42	0.40
Due 2051	0.42	0.39

1	Redeemed July 30, 2004

18	Brascan Corporation

CHANGES IN ACCOUNTING POLICIES

The following accounting policies were implemented during the quarter:

Consolidation of Variable Interest Entities, AcG 15

Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (”CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15) without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.

The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at March 31, 2005 and December 31, 2004, and for the three months ended March 31, 2005 and 2004.

	Book Value
	March 31	December 31, 2004
US$ MILLIONS	2005	Pro forma	Actual

Assets
Cash and financial assets	$51	$52	$—
Accounts receivables and other	585	566	—
Power generation	518	516	244

	1,154	1,134	244

Liabilities
Property specific mortgages	633	636	—
Accounts payable and other liabilities	222	210	—
Minority interests of others in assets	48	44	—

Net assets	$251	$244	$244

	Three months ended
	March 31	March 31, 2004
US$ MILLIONS	2005	Pro forma	Actual

Net operating income
Power generation	$37	$38	$9
Expenses
Property specific mortgages	22	22	—
Accounts payable and other liabilities	—	—	—
Minority share of net income before the following	—	—	—

	15	16	9
Depreciation and amortization	(4)	(4)	—
Minority share of the foregoing items	(4)	(3)	—

Net income	$7	$9	$9

Liabilities and Equity, CICA Handbook Section 3861

Effective January 1, 2005, the company adopted the amendment to CICA handbook section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained

Q1/2005 INTERIM REPORT	19

earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact on net income attributable to common shares for the three months ended March 31, 2005 was $nil (2004 – $-2 million).

Brian D. Lawson
Chief Financial Officer
April 29, 2005

QUARTERLY FINANCIAL STATISTICS

	2005	2004				2003
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total
Cash flow from operations	$173	$133	$193	$169	$136	$224	$138	$132	$130
Net income restated [1]	165	86	130	194	145	86	81	(17)	(15)
Common equity – book value	$3,411	$3,277	$3,230	$3,082	$2,980	$2,897	$2,808	$2,731	$2,638
Common shares outstanding	259.5	258.7	258.0	258.0	257.7	256.1	256.5	256.4	256.8

Per common share (diluted)
Cash flow from operations	$0.62	$0.50	$0.73	$0.64	$0.49	$0.80	$0.46	$0.44	$0.44
Net income	$0.59	$0.43	$0.58	$0.71	$0.52	$0.67	$0.32	$0.18	$0.15
Dividends	$0.14	$0.14	$0.14	$0.14	$0.13	$0.13	$0.13	$0.12	$0.11

Book value	$13.37	$12.76	$12.55	$11.98	$11.61	$11.23	$10.86	$10.54	$10.15
Market trading price (NYSE)	$37.75	$36.01	$30.20	$28.24	$26.84	$20.36	$16.81	$16.37	$13.27
Market trading price (TSX) – C$	$45.70	$43.15	$38.13	$37.42	$34.87	$26.49	$22.76	$22.17	$19.62

1.	Restated to reflect adoption of new accounting standards which require capital securities to be presented as liabilities and distributions as interest expense, as well as any associated foreign currency revaluation

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

20	Brascan Corporation

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

UNAUDITED	Three Months Ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004[1]

Total revenues	$992	$768

Net operating income
Property	228	214
Power generation	141	74
Funds management	82	54
Investment income and other	31	25

	482	367

Expenses
Interest expense	199	147
Current income taxes	16	8
Other operating costs	27	18
Minority share of net income before the following	83	74

	157	120

Depreciation and amortization	(77)	(56)
Future income taxes and other provisions	(46)	(43)
Minority share of the foregoing items	28	28
Equity accounted income from investments	103	96

Net income	$165	$145

Net income per common share
Diluted	$0.59	$0.53
Basic	$0.61	$0.54

1	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

UNAUDITED	Three Months Ended March 31
US$ MILLIONS	2005	2004

Retained earnings, beginning of period	$1,944	$1,559
Net income	165	145
Shareholder distributions – Preferred equity	(8)	(6)
– Common equity	(37)	(33)
Amount paid in excess of the book value of common shares purchased for cancellation	(7)	(9)

Retained earnings, end of period	$2,057	$1,656

Q1/2005 INTERIM REPORT	21

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED	Three Months Ended March 31
US$ MILLIONS	2005	2004

Operating activities
Net income	$165	$142
Adjusted for the following non-cash items
Depreciation and amortization	77	56
Future income taxes and other provisions	46	47
Minority share of non-cash items	(28)	(29)
Excess of equity income over dividends received	(87)	(80)

	173	136
Net change in non-cash working capital balances and other	112	72

	285	208

Financing activities
Corporate borrowings, net of repayments	(27)	(1)
Property specific mortgages, net of repayments	113	226
Other debt of subsidiaries, net of repayments	(80)	30
Common shares and equivalents repurchased	(11)	(17)
Common shares of subsidiaries repurchased, net	(31)	(4)
Undistributed minority share of cash flow	40	50
Shareholder distributions	(44)	(39)

	(40)	245

Investing activities
Investment in or sale of operating assets, net
Property	(125)	(235)
Power generation	(97)	(58)
Funds management	29	(241)
Securities	88	72

	(105)	(462)

Cash and cash equivalents
Increase (decrease)	140	(9)
Balance, beginning of period	404	382

Balance, end of period	$544	$373

22	Brascan Corporation

CONSOLIDATED BALANCE SHEET

	(UNAUDITED)
	March 31	December 31
US$ MILLIONS	2005	2004

Assets
Cash and cash equivalents	$544	$404
Securities	861	996
Accounts receivable and other	2,918	1,551
Property, plant and equipment
Property	9,590	8,839
Power generation	3,370	3,048
Funds management
Securities	$2,893	$2,494
Loans and notes receivable	578	900
Other	454	431

	3,925	3,825
Investment in Noranda	1,403	1,344

	$22,611	$20,007

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,269	$6,045
Other debt of subsidiaries	2,478	2,373
Corporate borrowings	1,644	1,675
Accounts payable and other liabilities	3,838	2,719
Capital securities	1,536	1,548
Shareholders’ interests
Minority interests of others in assets	1,845	1,780
Preferred equity	590	590
Common equity	3,411	3,277

	$22,611	$20,007

Q1/2005 INTERIM REPORT	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

1. Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies, described in Note 2.

     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2. Changes in Accounting Policies

Consolidation of Variable Interest Entities, AcG 15

Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15) without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.

     The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at March 31, 2005 and December 31, 2004, and for the three months ended March 31, 2005 and 2004.

	Book Value
	March 31	December 31, 2004
US$ MILLIONS	2005	Pro forma	Actual

Assets
Cash and financial assets	$51	$52	$—
Accounts receivables and other	585	566	—
Power generation	518	516	244

	1,154	1,134	244

Liabilities
Property specific mortgages	633	636	—
Accounts payable and other liabilities	222	210	—
Minority interests of others in assets	48	44	—

Net assets	$251	$244	$244

	Three months ended
	March 31	March 31, 2004
US$ MILLIONS	2005	Pro forma	Actual

Net operating income
Power generation	$37	$38	$9
Expenses
Property specific mortgages	22	22	—
Accounts payable and other liabilities	—	—	—
Minority share of net income before the following	—	—	—

	15	16	9
Depreciation and amortization	(4)	(4)	—
Minority share of the foregoing items	(4)	(3)	—

Net income	$7	$9	$9

24	Brascan Corporation

Liabilities and Equity, CICA Handbook Section 3861

Effective January 1, 2005, the company adopted the amendment to CICA handbook section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact on net income attributable to common shares for the three months ended March 31, 2005 was $nil (2004 – $-2 million)

3. Acquisitions

During the quarter the company acquired a controlling interest in 20 Canada Square, a 550 thousand square foot Class A commercial office property on the Canary Wharf Estate in London, U.K. for £337.5 million ($624 million).

     During the quarter the company acquired interests in two hydro assets with a total installed capacity of 23 MW for $31 million. The facilities are located in Maine and New York.

4. Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 14 of the annual financial statements. During the first quarter the company entered into a definitive agreement with Weyerhaeuser Company to acquire its British Columbia coastal business for approximately $975 million. The company is currently working with prospective institutional financing sources to complete the transaction, which is expected to close in the second quarter of 2005.

     During the quarter the company announced an agreement to acquire six hydro assets in Brazil with a combined installed capacity of 76 MW for $104 million and two hydro assets in Pennsylvania and Maryland with an installed capacity of 48 MW for $42 million. Both acquisition are expected to close in the second quarter of 2005.

5. Common Equity

The company’s common equity is comprised of the following:

	(UNAUDITED)
	March 31	December 31
US$ MILLIONS	2005	2004

Convertible notes	$11	$11
Class A and B common shares	1,235	1,226
Retained earnings	2,057	1,944
Cumulative translation adjustment	108	96

Common equity	$3,411	$3,277

SHARES OUTSTANDING (MILLIONS)
Class A and Class B common shares issued	259.5	258.7
Unexercised options	12.9	12.2
Reserved for conversion of subordinated notes	0.8	0.8

Total fully diluted common shares	273.2	271.7

Q1/2005 INTERIM REPORT	25

6. Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2005, the company granted 1,700,000 stock options at an exercise price of C$45.94 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 12% volatility, a weighted average expected dividend yield of 1.5% annually and an interest rate of 3.9%.

7. Segmented and Other Information

Revenue and assets by geographic segments are as follows:

	Three Months Ended		Three Months Ended
UNAUDITED	March 31, 2005	March 31, 2005	March 31, 2004	December 31, 2004
US$ MILLIONS	Revenue	Assets	Revenue	Assets

United States	$555	$11,897	$424	$9,943
Canada	337	6,468	262	6,729
International	100	4,246	82	3,335

Revenue	$992	$22,611	$768	$20,007

Revenue, net income and assets by reportable segments are as follows:

	Operations				Assets
	Three Months Ended March 31, 2005		Three Months March 31, 2004		March 31, 2005	Dec. 31, 2004
UNAUDITED		Net		Net
US$ MILLIONS	Revenue	Income	Revenue	Income

Property
Commercial properties	$280	$172	$280	$182	$7,856	$7,020
Residential properties	241	49	199	29	999	818
Development properties	—	—	—	—	684	950
Property services	50	7	26	3	51	51
Power generation	234	141	135	74	3,370	3,048
Funds management	156	114	103	89	3,925	3,825
Investments	—	71	—	61	1,403	1,344

	961	554	743	438	18,288	17,056
Financial assets and other	31	31	25	25	4,323	2,951

	$992	585	$768	463	$22,611	$20,007

Cash interest and other cash expenses		325		247
Depreciation, taxes and other non-cash items		95		71

Net income from continuing operations		$165		$145

Cash taxes paid, including water rental payments on our power generating operations, for the three month period were $36 million (2004 – $13 million) and are included in other cash expenses. Cash interest paid totalled $146 million (2004 – $125 million).

26	Brascan Corporation

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at March 31, 2005	Symbol	Stock Exchange

Class A and B Common Shares[1]	259,455,980	BNN / BNN.A	New York / Toronto
Unexercised options	12,919,275
Reserved for conversion of subordinated notes	823,718

Class A Preference Shares
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Series 13	9,999,000	BNN.PR.K	Toronto
Series 14	665,000	BNN.PR.L	Toronto

Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

1.	85,120 Class B Common shares are not listed

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May,	Last day of February, May
	August and November	August and November

Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June	Last day of March, June,
	September and December	September and December
Series 3	Second Wednesday of each month	Thursday following second
Wednesday of each month
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April,	First day of February, May,
	July and October	August and November
Preferred Securities [2]	15th day of March, June	Last day of March, June
	September and December	September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.

2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Q1/2005 INTERIM REPORT	27

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto:	New York:
Suite 300, 181 Bay Street	One Liberty Plaza
BCE Place, P.O. Box 762	165 Broadway, 6th Floor
Toronto, Ontario M5J 2T3	New York, New York 10006
Telephone: 416-363-9491	Telephone: 212-417-7000
Facsimile: 416-363-2856	Facsimile: 212-417-7014
Web Site: www.brascancorp.com
e-mail: enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com

Brascan Corporation is an asset management company. With a focus on property, power and infrastructure assets, the company currently has $40 billion of assets owned and under management.

This includes 70 premier office properties and nearly 130 power generating plants.

The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.LV.A, respectively.